Canadian Oil Sands

Trudy M. Curran
Telephone No. (403) 218-6240
Fax No. (403) 218-6201
Email: trudy_currran@cos-trust.com

March 26, 2004

VIA COURIER

U.S. Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Judiciary Plaza
Washingon, DC 20549
USA

Dear Sirs:

Re: Canadian Oil Sands Trust – File No. 82-5189

Pursuant to the exemption granted under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended, enclosed are the following documents of Canadian Oil Sands Trust, all of which have been filed with the regulatory authorities in Canada:

1. Material Change Report dated March 12, 2004 regarding the Sycnrude cost overruns;
2. Notice of Annual General Meeting dated March 12, 2004;
3. Annual Report which contains the audited financial statements and managements' discussion and analysis filed March 22, 2004;
4. Form of Proxy filed March 22, 2004;
5. Confirmation of Mailing dated March 22, 2004;
6. Form 51-101F1 (Statement of Reserve Data and Other Oil and Gas Information) dated March 12, 2004;
7. Form 51-101F2 (Report on Reserves Daata by Independent Qualified Reserves Evaluator) dated March 12, 2004;
8. Form 51-101F3 (Report of Management and Directors on Reserve Data and Other Information) dated March 12, 2004
9. March 23, 2004 Press Release regarding the 2003 year-end reserves information;
10. Annual Information Form filed March 24, 2004

If you have any questions or concerns, please contact me directly at (403) 218-6240.

Sincerely,

CANADIAN OIL SANDS LIMITED

Trudy M. Curran
General Counsel & Corporate Secretary

dw 3/30

TMC/cej

Canadian Oil Sands Limited
2500 First Canadian Centre
350 - 7th Avenue S.W.
Calgary, Alberta, T2P 3N9
Canada
Tel: (403) 218-6200
Fax: (403) 218-6201
www.cos-trust.com

FORM 27

CANADIAN OIL SANDS TRUST

MATERIAL CHANGE REPORT

Section 85(1) of the *Securities Act* (British Columbia)
Section 146(1) of the *Securities Act* (Alberta)
Section 84(1) of *The Securities Act* 1988 (Saskatchewan)
Section 75(2) of the *Securities Act* (Ontario)
Section 73 of the *Securities Act* (Québec)
Section 81(2) of the *Securities Act* (Nova Scotia)
Section 76(2) of *The Securities Act* (Newfoundland and Labrador)
And similar provisions of other provincial and territorial securities legislation

Item 1 Reporting Issuer:

Canadian Oil Sands Trust (the "Trust" or "Canadian Oil Sands")
2500 First Canadian Centre
350-7th Avenue S.W.
Calgary, Alberta
T2P 3N9

Item 2 Date of Material Change:

March 4, 2004

Item 3 Press Release:

The Trust issued a press release on March 4, 2004 (through Canada NewsWire) at Calgary, Alberta, which release disclosed the nature and substance of the material change. A copy of such press release is attached hereto as Schedule "A".

Item 4 Summary of Material Change:

On March 4, 2004, Canadian Oil Sands Limited ("COSL"), as the manager of the Trust, announced that Syncrude Canada Ltd. ("Syncrude Canada"), the operator of the Syncrude Joint Venture ("Syncrude") advised the Syncrude owners that, based on recent reviews of the Stage 3 capital expansion, the overall cost estimate for such expansion was now expected to be approximately $7.8 billion ($2.8 billion net to the Trust based on its 35.49% ownership interest in Syncrude). While a portion of the Stage 3 expansion, the Aurora 2 train, had been completed in October 2003 generally on time and only approximately 4% over budget, the current UE-1 expansion is expected to not be fully in service until mid 2006.

Item 5 **Full Description of Material Change:**

On March 4, 2004, Canadian Oil Sands announced an updated forecast of Syncrude's Stage 3 expansion schedule and capital cost based on information provided by Syncrude as of March 4, 2004. Canadian Oil Sands advised that the best current estimate is that the project will reach mechanical completion in early 2006, rather than mid 2005, and be in service by mid 2006. This extended completion date is expected to increase total capital costs to approximately $7.8 billion ($2.8 billion net to the Trust based on a 35.49% ownership interest in Syncrude) compared to the September 2002 estimate of $5.7 billion. The current cost estimate of $7.8 billion provided by Syncrude Canada to the Syncrude owners has been assigned a P50 or most probable outcome.

In the fourth quarter of 2003, the UE1 project experienced a drop in execution performance and costs began accruing above plan while progress trended below plan. As a result, Syncrude Canada commissioned resources from independent experts to study the project in more detail and depth. Over the past two months, Syncrude Canada, assisted by many independent experts sourced worldwide and from the project management ranks of Syncrude's owners, including experts from ExxonMobil, reassessed the status of Stage 3. As a result of this analysis and evaluation, on March 4, 2004, Syncrude Canada advised the Syncrude owners of the new cost estimate for the Stage 3 project. Syncrude Canada advised that the largest capital cost increases stem from the protracted engineering phase at the beginning of the project and the underestimation of revamping existing facilities and tie-ins, which together have overshadowed the relatively stronger productivity of the green field components of the construction. In particular, Syncrude Canada currently estimates that it will take 25 million man-hours to complete UE1 rather than the 15 million man-hours included in the earlier estimated cost for the project.

In its press release, COSL advised that significant reorganization and forward plans are being implemented as a result of this new information. In particular, many of these project management specialists, including a number of experts from ExxonMobil, will be introduced into a newly reorganized project management structure to oversee the completion of Stage 3. Syncrude's third-party contractors also have been compelled to strengthen their on-site construction management teams.

Stage 3 expenditures to date total $4.7 billion, which include the completion of the Aurora 2 mining train and about 37 per cent completion of construction for the upgrader expansion (UE-1) with the purchase of materials, modules and equipment over 90 per cent complete.

It is Syncrude Canada's view that the current loss in schedule of three months will not be recaptured, and in fact, will continue to trend toward a longer delay of six to eight months to mechanical completion with an additional two to four months to an in-service date, resulting in a mid 2006 full completion date. Similar peak workforce levels of 4,500 to 5,500 people will remain but for an additional

duration, contributing largely to the approximate $2 billion increase in the forecast completion cost. As previously announced, the $0.7 billion bitumen production expansion component of Stage 3, known as the Aurora 2 mine, already was completed on time and approximately four per cent over budget and is currently operating according to plan.

Following this project assessment, Syncrude's decision to extend the construction period rather than attempt to dramatically ramp up the workforce is consistent with its original contingency plan, which is founded on recent industry experience that such tactics do not accelerate the completion date, but merely reduce productivity and further increase costs.

Canadian Oil Sands expects that the outlook for its 2004 capital program will increase from $750 million to about $1.0 billion, 75 per cent of which will represent Stage 3 investment. Details of the capital program for 2004, 2005 and 2006 will be posted on the Trust's Web site following further analysis of the Syncrude information. Based on preliminary information, the current expectation for Canadian Oil Sands is that it will spend $0.6 billion in 2005, of which 65 per cent relate to UE-1 and $0.2 billion in 2006 of which 10 per cent relate to UE-1. The overall net impact on capital expenditures of the increased Stage 3 cost for UE-1 on Canadian Oil Sands from the prior estimates is approximately $0.7 billion.

The Trust monitors its financing plan continually, and it does not currently foresee having to take any action regarding its current distributions; however, new equity outside of the Trust's distribution reinvestment plan likely will be required in due course, the amount and timing of which will be highly sensitive to crude oil prices and production performance.

The long term economics for the Stage 3 project remain adequate for the Trust. The Stage 3 project is expected to result in an increase in annual Syncrude production to approximately 128 million barrels, or 45 million barrels net to the Trust. With Syncrude's large reserve base, this is anticipated to allow the project to produce at rates of approximately 350,000 barrels per day, or 124,000 barrels per day net to the Trust, for at least 35 years. In addition to a substantial rise in production, the project is expected to contribute to reduced operating costs of about $13 to $14 per barrel, excluding energy expenses, and an improvement in product quality to a new ultra-low sulphur crude oil known as "Syncrude Sweet Premium".

Canadian Oil Sands is continuing to review and assess the information provided to it and the other Syncrude owners on March 4, 2004 and will provide further information regarding the progress of the UE-1 project and costing relating thereto once such further analysis is completed.

Item 6 **Reliance on Provisions Permitting the Filing of the Material Change Report on a Confidential Basis:**

Not applicable.

Item 7 **Omitted Information:**

Not applicable.

Item 8 **Senior Officer:**

Trudy M. Curran, General Counsel and Corporate Secretary of Canadian Oil Sands Limited, the manager of the Trust, is a senior officer knowledgeable about the material change and may be reached at (403) 218-6240.

Item 9 **Statement of Senior Officer:**

The foregoing accurately discloses the material changes referred to herein.

DATED at Calgary, Alberta, this 12th day of March, 2004.

CANADIAN OIL SANDS TRUST,
by its manager,
CANADIAN OIL SANDS LIMITED

Per: [signature]
Trudy M. Curran
General Counsel and Corporate Secretary

IT IS AN OFFENSE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE SECURITIES ACT OR THE SECURITIES REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

Schedule "A"

Canadian Oil Sands

CANADIAN OIL SANDS TRUST ANNOUNCES UPDATE TO SYNCRUDE'S STAGE 3 PROJECT CONSTRUCTION SCHEDULE AND CAPITAL COST ESTIMATE

Calgary, March 4, 2004 (TSX – COS.UN) — Canadian Oil Sands Trust (the "Trust" or "Canadian Oil Sands") today announces an updated forecast of Syncrude's Stage 3 expansion schedule and capital cost based on information provided by Syncrude as of this date. The best current estimate from Syncrude is that the project will reach mechanical completion in early 2006, rather than mid 2005, and be in service by mid 2006. This extended completion date is expected to increase total capital costs to approximately $7.8 billion compared to the September 2002 estimate of $5.7 billion.

"Canadian Oil Sands is extremely disappointed in the extended completion outlook provided by Syncrude and surprised by the magnitude of the capital cost increase for the Stage 3 project," said Marcel Coutu, Canadian Oil Sands Limited's President and Chief Executive Officer. "Significant reorganization and forward plans are being implemented as a result of this new information. It is only fortuitous that this setback is occurring during a period of robust crude oil prices, which may prevail for some time and should help Canadian Oil Sands continue to fund much of its share of this project from cash flow."

Over the past two months, Syncrude has been assisted by many independent experts sourced worldwide and from the project management ranks of Syncrude's owners in reassessing the status of Stage 3. Many of these project management specialists now will be introduced into a newly reorganized project management structure to oversee the completion of Stage 3. Syncrude's third-party contractors also have been compelled to strengthen their on-site construction management teams.

Syncrude advises that the largest capital cost increases stem from the protracted engineering phase at the beginning of the project and the underestimation of revamping existing facilities and tie-ins, which together have overshadowed the relatively stronger productivity of the green field components of the construction.

Stage 3 expenditures to date total $4.7 billion, which include the completion of the Aurora 2 mining train and about 37 per cent completion of construction for the upgrader expansion (UE-1) with the purchase of materials, modules and equipment over 90 per cent complete.

It is Syncrude's view that the current loss in schedule of three months will not be recaptured, and in fact, will continue to trend toward a longer delay of six to eight months to mechanical completion with an additional two to four months to an in-service date, resulting in a mid 2006 full completion date. Similar peak workforce levels of 4,500 to 5,500 people will remain but for an additional duration, contributing largely to the approximate $2 billion increase in the forecast completion cost. As previously announced, the $0.7 billion bitumen production expansion component of Stage 3, known as the Aurora 2 mine, already has been completed on time and only four per cent over budget and is currently operating according to plan.

Following this project assessment, Syncrude's decision to extend the construction period rather than attempt to dramatically ramp up the workforce is consistent with its original contingency plan, which is founded on recent industry experience that such tactics do not accelerate the completion date, but merely reduce productivity and further increase costs.

Canadian Oil Sands expects that the outlook for its 2004 capital program will increase from $750 million to about $1.0 billion, 75 per cent of which will represent Stage 3 investment. Details of the capital program for 2004, 2005 and 2006 will be posted on the Trust's Web site following further analysis of the Syncrude information.

The Trust monitors its financing plan continually, and it does not currently foresee having to take any action regarding its current distributions; however, new equity outside of the Trust's distribution reinvestment plan (DRIP) likely will be required in due course, the amount and timing of which will be highly sensitive to crude oil prices and production performance.

The long term economics for the Stage 3 project remain adequate for Canadian Oil Sands Trust. The Stage 3 project is expected to result in an increase in annual Syncrude production to approximately 128 million barrels, or 45 million barrels net to the Trust. With Syncrude's large reserve base, this is anticipated to allow the project to produce at rates of approximately 350,000 barrels per day, or 124,000 barrels per day net to the Trust, for at least 35 years. In addition to a substantial rise in production, the project is expected to contribute to reduced operating costs of about $13 to $14 per barrel, excluding energy expenses, and an improvement in product quality to a new ultra-low sulphur crude oil known as "Syncrude Sweet Premium".

On the operational side, February marks the third month of near capacity production, averaging approximately 253,000 barrels a day, gross to Syncrude, since December 1, 2003 following the completion of the last coker turnaround. This performance puts Canadian Oil Sands slightly ahead of its 2004 production budget and significantly above its cash flow outlook, given the compounding impact of high crude prices during this period.

- more -

CONFERENCE CALL TODAY

Canadian Oil Sands Trust will host a conference call today, Thursday, March 4 at 3:30 p.m. mountain standard time (5:30 eastern standard time) to discuss this release.

To participate, please dial 1-800-814-4853 approximately 10 minutes prior to the conference call. If you are in the Toronto area or outside North America, please dial (416) 913-8746. An archived recording of the call will be available until midnight on March 11 by dialing 1-877-289-8525, or (416) 640-1917 in the Toronto area and outside North America, and entering pass code 21041258#.

A live audio Web cast of the conference call also will be available on Canadian Oil Sands' Web site at www.cos-trust.com under Investor Information, Investor Presentations. The Web cast will be archived for 90.

Canadian Oil Sands Trust is an open-ended investment trust that generates income from its 35.49 per cent working interest in the Syncrude Joint Venture. Syncrude is one of the largest participants in the expanding development of Alberta's oil sands, a vast resource that rivals the crude oil reserves of Saudi Arabia. The Trust's approximately 87.5 million units outstanding trade on the Toronto Stock Exchange under the symbol COS.UN. The Trust is managed by Canadian Oil Sands Limited.

- more -

Advisory: in the interest of providing Canadian Oil Sands Trust ("Canadian Oil Sands" or the "Trust") unitholders and potential investors with information regarding the Trust, including management's assessment of the Trust's future plans and operations, certain statements throughout this release contain "forward-looking statements" under applicable securities law. Forward-looking statements in this release include, but are not limited to, statements with respect to: the proposed costs of the Stage 3 expansion; the capital forecast for 2004, 2005 and 2006, the financial plans that are undertaken by Canadian Oil Sands Trust to meet its higher capital obligations; the expected level of production following Stage 3 and the return achieved from sales of Syncrude Sweet Premium. You are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur. Although the Trust believes that the expectations represented by such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. Some of the risks and other factors which could cause results to differ materially from those expressed in the forward-looking statements contained in this release include, but are not limited to: general economic, business and market conditions; commodity prices; whether the Kyoto accord is ratified and implemented and the specifics of such implementation; the ability for Syncrude to complete the Stage 3 expansion within the anticipated cost range; and such other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by the Trust. You are cautioned that the foregoing list of important factors is not exhaustive. Furthermore, the forward-looking statements contained in this release are made as of the date of this release, and the Trust does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this release are expressly qualified by this cautionary statement.

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Canadian Oil Sands Limited
Marcel Coutu
President & Chief Executive Officer

Units Listed – Symbol: COS.UN
Toronto Stock Exchange

For further information:

Siren Fisekci
Director, Investor Relations:
(403) 218-6228
investor_relations@cos-trust.com

Web site: www.cos-trust.com